SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 2
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Safety-Kleen Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                                      78648R
                                 (CUSIP Number)


                                 Ivan R. Cairns
                     Senior Vice-President & General Counsel
                                  Laidlaw Inc.
                             3221 North Service Road
                           Burlington, Ontario L7R 3Y8
                                 (905) 336-1800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 27, 1999
             (Date of Event which Requires Filing of this Statement)


                  If the  filing  person has  previously  filed a  statement  on
         Schedule  13G to report the  acquisition  which is the  subject of this
         Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                 Check the following box if a fee is being paid
                             with the statement: [ ]


                               Page 1 of 11 Pages

CUSIP Number 78648R                                          Page 2 of 11 Pages
                                  SCHEDULE 13D
------------- ------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              LAIDLAW INC.
              NOT APPLICABLE - CANADIAN
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A
              GROUP*
              (a) |                                (b)
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*
              00
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OR ORGANIZATION
              CANADA
--------------------------------------------------------------------------------
                                    7  SOLE VOTING POWER
NUMBER OF                              0
SHARES                              8  SHARED VOTING POWER
BENEFICIALLY                           43,846,287*
OWNED BY EACH                       9  SOLE DISPOSITIVE POWER
REPORTING                              0
PERSON WITH                        10  SHARED DISPOSITIVE POWER
                                       43,846,287*
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              0
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------
* Laidlaw Inc. may be deemed to be the beneficial owner of the Common Shares beneficially owned by Laidlaw Finance (Barbados) Ltd. Such securities have been included in rows 8 and 10 but excluded from row 11 to avoid double counting of the aggregate number of Common Shares owned by the Reporting Persons.

CUSIP Number 78648R                                          Page 3 of 11  Pages
                                  SCHEDULE 13D
------------- ------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              LAIDLAW INVESTMENTS LTD.
              NOT APPLICABLE - ONTARIO
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A
              GROUP*
              (a) |                           (b)
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*
              00
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OR ORGANIZATION
              ONTARIO
--------------------------------------------------------------------------------
                                    7  SOLE VOTING POWER
NUMBER OF                              0
SHARES                              8  SHARED VOTING POWER
BENEFICIALLY                           43,846,287*
OWNED BY EACH                       9  SOLE DISPOSITIVE POWER
REPORTING                              0
PERSON WITH                        10  SHARED DISPOSITIVE POWER
                                       43,846,287*
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              0
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------
* Laidlaw Investments Ltd. may be deemed to be the beneficial owner of the Common Shares beneficially owned by Laidlaw Finance (Barbados) Ltd. Such securities have been included in rows 8 and 10 but excluded from row 11 to avoid double counting of the aggregate number of Common Shares owned by the Reporting Persons.

CUSIP Number 78648R                                           Page 4 of 11 Pages
                                  SCHEDULE 13D
------------ -------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              LAIDLAW FINANCE (BARBADOS) LTD.
              NOT APPLICABLE - BARBADOS
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A
              GROUP*
              (a) |                           (b)
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*
              00
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OR ORGANIZATION
              BARBADOS
--------------------------------------------------------------------------------
                                    7  SOLE VOTING POWER
NUMBER OF                              43,846,287
SHARES                              8  SHARED VOTING POWER
BENEFICIALLY                           0
OWNED BY EACH                       9  SOLE DISPOSITIVE POWER
REPORTING                              43,846,287
PERSON WITH                        10  SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              43,846,287
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              43.6%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------

CUSIP Number 78648R                                           Page 5 of 11 Pages


               This Amendment No. 2 to the Schedule 13D (the "Schedule 13D") filed by Laidlaw Inc. with respect to Shares of Common Stock of Safety-Kleen Corp. ("Safety-Kleen") hereby amends and supplements the Schedule 13D as set forth below. All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D, as amended and supplemented.

Item 1.        Security and Issuer
               -------------------
               This statement relates to the Common Stock, par value $1.00 per share of Safety-Kleen, formerly Laidlaw Environmental Services, Inc., the principal executive offices of which are: 1301 Gervais Street, Columbia, SC 29201.

Item 2.        Identity and Background
               -----------------------
               Item 2 is hereby amended and supplemented by adding the following:
               (a) - (c) and (f). This statement is being filed by Laidlaw Inc. ("Laidlaw"), Laidlaw Investments Ltd. ("LIL") and Laidlaw Finance (Barbados) Ltd. ("Finance"). Laidlaw, LIL and Finance are hereinafter collectively referred to as the "Reporting Persons".

               LIL is a corporation incorporated under the laws of Ontario. The address of its principal office is: 3221 North Service Road, Burlington, Ontario, Canada L7R 3Y8. LIL is a wholly owned subsidiary of Laidlaw and is a finance and investment company.

               Finance is a corporation incorporated under the laws of Barbados. The address of its principal office is: Chelston Park, Bldg. #2, Collymore Rock, St. Michael, Barbados, West Indies. Finance is an indirect wholly owned subsidiary of Laidlaw. It is a finance and investment company.

               The names, business addresses, present principal occupations or employments and citizenships (and the names, principal businesses and addresses of the corporations or other organizations in which such employment is conducted) of the executive officers and directors of LIL and Finance are set forth in Schedule 1 attached hereto and incorporated herein by reference.

CUSIP Number 78648R                                           Page 6 of 11 Pages

               (d) - (e) During the last five years none of the Reporting Persons (or to the best knowledge of the Reporting Persons, the persons listed on Schedule 1 hereto) has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours); or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and amount of funds or other consideration
               --------------------------------------------------
               Item  3  is  hereby  amended  and   supplemented  by  adding  the
following: On April 20, 1999, Laidlaw announced an agreement to sell to Safety-Kleen the Safety-Kleen $350,000,000 5% Subordinated Convertible Pay-in-Kind Debenture for $200,000,000 in cash and 11,320,755 shares of Safety-Kleen common stock.

Item 4.        Purpose of transaction
               ----------------------
               Item 4 is hereby amended and supplemented by adding the following: Laidlaw entered into the transaction to generate $200,000,000 in cash, which was used to reduce debt. The transaction is accretive to earnings and quantifies the significant equity interest Laidlaw maintains in Safety-Kleen. The Reporting Persons intend to continue to review their investment in Safety-Kleen and, subject to the terms of the stock registration agreement, reserve the right to maintain their investment at the current level or to sell all or a portion of their holdings in the open market, through privately negotiated transactions or otherwise. Any such action will depend upon, among other things, the continuing evaluation of Safety-Kleen's businesses, financial condition, operations and prospects; review of Safety-Kleen's additional disclosures, if any, and other publicly available information; general market, economic and other conditions; and other future developments. As part of their on-going review, the Reporting Persons may discuss with third parties, including Safety-Kleen's management and shareholders, issues relating to the foregoing matters as well as Safety-Kleen's performance, results of operations and ways of enhancing shareholder value.

CUSIP Number 78648R                                           Page 7 of 11 Pages


               Except as set forth above, the Reporting Persons have no present plans or intentions which would result in, or relate to any of the transactions described in sub-paragraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing represents the range of actions currently contemplated by the Reporting Persons with respect to the common shares of Safety-Kleen, they are subject to change at any time.

Item 5.        Interest in Securities of the Issuer
               ------------------------------------
               Item  5  is  hereby  amended  and   supplemented  by  adding  the
following:
               As partial consideration for the Debenture, Safety-Kleen issued 11,320,755 shares of common stock to Laidlaw. In accordance with the terms of the Debenture, Safety-Kleen also paid interest on the Debenture accrued to the date of closing by the issuance of 376,858 shares of common stock. As a result of this transaction, Laidlaw beneficially owns 43.6% of the issued shares of Common Stock of Safety-Kleen. See also Item 3.

Item 6.        Contracts,  arrangements,  understandings  or relationships
               -----------------------------------------------------------
               with  respect to  securities  of the  issuer
               ---------------------------------------------
               Item  6  is  hereby  amended  and   supplemented  by  adding  the
following: The Securities Purchase Agreement confirms that the provisions of the Stock Registration Agreement dated May 15, 1997 between Safety-Kleen and Laidlaw applies to the shares of common stock issued in this transaction.

Item 7.        Material to be filed as exhibits
               --------------------------------
               Item 7 is hereby amended and supplemented by adding the following: Exhibit D: Securities Purchase Agreement (filed as Exhibit 10 (b) to the Form 10-Q of Laidlaw for the quarter ended May 31, 1999) and incorporated herein by reference. Exhibit E: Joint Filing Agreement.

CUSIP Number 78648R                                           Page 8 of 11 Pages

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               LAIDLAW INC.

                                               By: /s/Ivan R. Cairns
                                                   ------------------
                                               Ivan R. Cairns
                                               Senior Vice-President
                                               & General Counsel


                                               LAIDLAW INVESTMENTS LTD.

                                               By: /s/Ivan R. Cairns
                                                   -------------------
                                               Ivan R. Cairns
                                               Senior Vice-President


                                               LAIDLAW FINANCE (BARBADOS) LTD.


                                               By: /s/Jeff Cassell
                                                   ------------------
                                               Jeff Cassell, Director

Dated:   August 27, 1999

CUSIP Number 78648R                                           Page 9 of 11 Pages

                                    EXHIBIT E

                             JOINT FILING AGREEMENT


               In accordance with Rule 13d-1 (f) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common shares of Safety-Kleen and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. Each party to this Joint Filing Agreement expressly authorizes each other party to file on its behalf any and all amendments to such Statement. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement dated August 27, 1999.


                                      LAIDLAW INC.


                                      By:  /s/Ivan R. Cairns
                                           ------------------
                                      Ivan R. Cairns, Senior Vice-President



                                      LAIDLAW INVESTMENTS LTD.


                                      By:  /s/Ivan R. Cairns
                                           ------------------
                                      Ivan R. Cairns, Senior Vice-President



                                      LAIDLAW FINANCE (BARBADOS) LTD.


                                      By:  /s/Jeffrey Cassell
                                           ------------------
                                      Jeffrey Cassell, Director

CUSIP Number 78648R                                            ge 10 of 11 Pages

                                   SCHEDULE I

Directors and Executive Officers of Laidlaw Investments Ltd. The name, present principal occupation or employment of each of the directors and executive officers of Laidlaw Investments Ltd. and the name, principal business and address of any organization in which such employment is conducted, are set forth below. Unless otherwise indicated, the business address of each person listed below is c/o Laidlaw Investments Ltd., 3221 North Service Road, P.O. Box 5028, Burlington, Ontario, Canada, L7R 3Y8. Each director and executive officer listed below is a citizen of Canada. Directors are identified by an asterisk.


---------------------------------------------- -----------------------------------------------------------
    Name, Title and Business Address           Present Principal Occupation or Employment
---------------------------------------------- -----------------------------------------------------------
James R. Bullock *                             President and Chief Executive Officer
President                                      Laidlaw Inc.
Laidlaw Investments Ltd.
3221 North Service Road
Burlington, Ontario L7R 3Y8
---------------------------------------------- -----------------------------------------------------------
---------------------------------------------- -----------------------------------------------------------
Ivan R. Cairns *                               Senior Vice-President and General Counsel
Senior Vice-President and Secretary            and Secretary
Laidlaw Investments Ltd.                       Laidlaw Inc.
3221 North Service Road
Burlington, Ontario  L7R 3Y8
---------------------------------------------- -----------------------------------------------------------
---------------------------------------------- -----------------------------------------------------------
Leslie W. Haworth *                            Senior Vice-President and Chief Financial Officer
Senior Vice-President                          Laidlaw Inc.
Laidlaw Investments Ltd.
3221 North Service Road
Burlington, Ontario  L7R 3Y8
---------------------------------------------- -----------------------------------------------------------

CUSIP Number 78648R                                          Page 11 of 11 Pages

                                   SCHEDULE I

Directors and Executive Officers of Laidlaw Finance (Barbados) Ltd. The name, present principal occupation or employment of each of the directors and executive officers of Laidlaw Finance (Barbados) Ltd. and the name, principal business and address of any organization in which such employment is conducted, are set forth below. Unless otherwise indicated, the business address of each person listed below is c/o Laidlaw Finance (Barbados) Ltd., Chelston Park, Bldg. #2, Collymore Rock, St. Michael, Barbados. Citizenship of the Directors and Officers are as follows: Trevor A. Carmichael, Barbados; Jeffrey Cassell and Martin R. Hole, United Kingdom; Leslie W. Haworth and Wayne P. Nishimura, Canada. Directors are identified by an asterisk.


---------------------------------------------- -----------------------------------------------------------
    Name, Title and Business Address           Present Principal Occupation or Employment
---------------------------------------------- -----------------------------------------------------------
Trevor Austin Carmichael*                      Director
Laidlaw Finance (Barbados) Ltd.
Chelston Park, Bldg. #2
Collymore Rock
St. Michael, Barbados
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
Jeffrey Cassell*                               Vice-President, Risk Management
Laidlaw Inc.
3221 North Service Road
Burlington, Ontario L7R 3Y8
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
Martin R. Hole*                                President
Laidlaw Finance (Barbados) Ltd.
Chelston Park, Bldg. #2
Collymore Rock
St. Michael, Barbados
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
Leslie W. Haworth *                            Senior Vice-President and Chief Financial Officer
Laidlaw Inc.
3221 North Service Road
Burlington, Ontario  L7R 3Y8
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
Wayne P. Nishimura*                            Vice-President, Finance
Laidlaw Finance (Barbados) Ltd.
Chelston Park, Bldg. #2
Collymore Rock
St. Michael, Barbados
----------------------------------------------------------------------------------------------------------